Exhibit 99.1

Four Seasons Education Reports First Quarter Fiscal 2021 Unaudited Financial Results

SHANGHAI, August 20, 2020 (PRNewswire) – Four Seasons Education (Cayman) Inc. (“Four Seasons Education” or the “Company”) (NYSE: FEDU), a leading Shanghai-based educational company dedicated to providing comprehensive after-school education services with a focus on high-quality math education, today announced its unaudited financial results for the first quarter fiscal year 2021, ended May 31, 2020.

First Quarter Fiscal Year 2021 Financial and Operational Highlights

•	Revenue decreased by 31.5% to RMB58.7 million (US$8.2 million) from RMB85.6 million in the same period of last year.
•	Gross profit decreased by 43.1% to RMB22.4 million (US$3.1 million) from RMB39.4 million in the same period of last year.
•	Operating loss was RMB12.5 million (US$1.8 million), compared with RMB2.1 million in the same period of last year.
•	Adjusted operating loss(1) (non-GAAP) was RMB4.8 million (US$0.7 million), compared with adjusted operating income of RMB7.8 million in the same period of last year.
•	Net loss was RMB11.5 million (US$1.6 million), compared with net income of RMB4.2 million in the same period of last year.
•	Adjusted net loss(2) (non-GAAP) was RMB0.6 million (US$0.1 million), compared with adjusted net income of RMB11.2 million in the same period of last year.
•

Basic and diluted net loss per American Depositary Share (“ADS”) attributable to ordinary shareholders were both RMB0.23 (US$0.03), compared with net income of both RMB0.08, for the same period of last year. Each two ADSs represent one ordinary share.

•	Adjusted basic and diluted net income per ADS attributable to ordinary shareholders(3) (non-GAAP) were both RMB0.01 (US$0.00), compared with both RMB0.22, for the same period of last year.
•	Number of learning centers was 50 as of May 31, 2020, compared with 52 as of May 31, 2019.
•	Total student enrollment(4) was 44,634, compared with 69,100 during the same period of last year. The decrease was primarily due to the impact of the outbreak of COVID-19.

(1) Adjusted operating income/loss is defined as operating income/loss excluding share-based compensation expenses.

(2) Adjusted net income/loss is defined as net income/loss excluding share-based compensation expenses and fair value change of investments.

(3) Adjusted basic/diluted net income/loss per ADS attributable to ordinary shareholders is defined as basic/diluted net income/loss per ADS attributable to ordinary shareholders excluding share-based compensation expenses per ADS attributable to ordinary shareholders and fair value change of investments per ADS attributable to ordinary shareholders.

For more information on these adjusted financial measures, please see the section captioned under "About Non-GAAP Financial Measures" and the tables captioned "Reconciliation of GAAP and non-GAAP Results" set forth at the end of this release.

(4) Total student enrollment is defined as the cumulative number of courses enrolled in and paid for by the Company’s students during the respective period, including multiple courses enrolled in and paid for by the same student.

“In the first quarter of fiscal 2021, amid the ongoing outbreak of the COVID-19, we have been diligently operating our online classes while preparing ourselves for the market recovery,” said Ms. Yi (Joanne) Zuo, the Director and Chief Executive Officer of Four Seasons Education. “During this quarter, most of our courses were delivered online as offline classes only started to resume in late May. In addition to academic subject tutoring courses, we have also converted some of our interest-based courses online to provide more options for our students. With the growth of our online operation, we made a strategic investment in Fuxi Network, an online education and training service provider, to further strengthen our online capability in building a comprehensive online-merging-offline (“OMO”) model.

“While the spread of the pandemic has generally been under control in China, currently, over 90% of our existing learning centers have resumed offline classes after obtaining approvals from government authorities who have reviewed and evaluated the compliance status of our facilities. We have implemented strict sanitary and disinfection measures to protect students’ health and safety when studying at our learning centers. Furthermore, we are privileged to have been selected again as an organizer of Trusted Summer Childcare to provide a superior environment and fulfilling summer experience for kids. Our organization of this program is a testament to our best-in-class education, well-equipped facilities, and high-standard operation of learning centers.

“During the quarter, we continued to optimize our learning center network, while taking into consideration the impact of COVID-19, so as to more cost-efficiently allocate our offline resources and utilize our budget. In light of the evolving pandemic situation and the prevailing trend of online-offline integration, we will continue to offer online courses with enhanced learning experiences in addition to our offline classes. This approach provides more options for our students and allows us greater flexibility enabling smooth class delivery in any situation. It is encouraging that enrollments for both our online and offline courses demonstrated sequential growth in the first quarter of fiscal 2021, which drove deferred revenue up by 44.1% compared with the level as of February 29, 2020. This is a positive indication of the gradual recovery of demand for our education services. We are confident that with an efficient OMO model, we are able to better serve a wider student population that are attracted by our high-quality education and superior class experience,” Ms. Zuo concluded.

First Quarter Fiscal Year 2021 Financial Results

Revenue decreased by 31.5% to RMB58.7 million (US$8.2 million) for the first quarter of fiscal year 2021 from RMB85.6 million in the same period of last year, primarily due to the impact of the outbreak of COVID-19.

Cost of revenue decreased by 21.6% to RMB36.3 million (US$5.1 million) for the first quarter of fiscal year 2021 from RMB46.3 million in the same period of last year.

Gross profit decreased by 43.1% to RMB22.4 million (US$3.1 million) for the first quarter of fiscal year 2021 from RMB39.4 million in the same period of last year.

General and administrative expenses decreased by 16.6% to RMB28.0 million (US$3.9 million) for the first quarter of fiscal year 2021 from RMB33.5 million in the same period of last year.

Sales and marketing expenses decreased by 11.5% to RMB7.0 million (US$1.0 million) for the first quarter of fiscal year 2021 from RMB7.9 million in the same period of last year, primarily attributable to the decrease of advertising due to the impact of COVID-19.

Operating loss was RMB12.5 million (US$1.8 million) for the first quarter of fiscal year 2021, compared with RMB2.1 million in the same period of last year. Adjusted operating loss(1) (non-GAAP), which is calculated as operating loss excluding share-based compensation expenses, was RMB4.8 million (US$0.7 million) for the first quarter of fiscal year 2021, compared with adjusted operating income of RMB7.8 million in the same period of last year.

Other expense, net was RMB2.8 million (US$0.4 million) for the first quarter of fiscal year 2021, compared with other income of RMB2.4 million in the same period of last year, primarily due to investment fair value change.

Income tax benefit was RMB0.4 million (US$0.1 million) for the first quarter of fiscal year 2021, compared with income tax expense of RMB4.5 million in the same period of last year.

Net loss was RMB11.5 million (US$1.6 million) during the first quarter of fiscal year 2021, compared with net income of RMB4.2 million in the same period of last year. Adjusted net loss(2) (non-GAAP), which is calculated as net loss excluding share-based compensation expenses and fair value change of the Company’s investments, was RMB0.6 million (US$0.1 million), compared with adjusted net income of RMB11.2 million in the same period of last year.

Basic and diluted net loss per ADS attributable to ordinary shareholders for the first quarter of fiscal year 2021 were both RMB0.23 (US$0.03), compared with net income of both RMB0.08, for the same period of last year. Adjusted basic and diluted net income per ADS attributable to ordinary shareholders(3) (non-GAAP), which is calculated as basic/diluted net income/loss per ADS attributable to ordinary shareholders excluding share-based compensation expenses per ADS attributable to ordinary shareholders and fair value change of investments measured at fair value per ADS attributable to ordinary shareholders, were both RMB0.01 (US$0.00) for the first quarter of fiscal year 2021, compared with both RMB0.22, for the same period of last year.

Cash and cash equivalents. As of May 31, 2020, the Company had cash and cash equivalents of RMB430.3 million (US$60.3 million), compared with RMB404.7 million as of February 29, 2020.

Business Outlook

For the second quarter of fiscal year 2021, the Company expects to generate revenue in the range of RMB79.9 million to RMB86.3 million.

The above guidance reflects the Company’s current and preliminary view, which is subject to change, particularly in consideration of uncertainties related to the COVID-19 outbreak, among others.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on August 20, 2020 (8:00 PM Beijing/Hong Kong time on August 20, 2020)

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-888-346-8982
International:	1-412-902-4272
Hong Kong, China (toll free):	800-905-945
Hong Kong, China:	852-3018-4992
Mainland China (toll free):	400-120-1203

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “Four Seasons Education.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.sijiedu.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until August 27, 2020, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	10147342

About Four Seasons Education (Cayman) Inc.

Four Seasons Education (Cayman) Inc. is a leading Shanghai-based educational company dedicated to providing comprehensive after-school education services with a focus on high-quality math education. The Company’s vision is to unlock students’ intellectual potential through high quality and effective education that can profoundly benefit students’ academic, career and life prospects. The Company provides educational programs that are primarily focused on elementary-level math and have expanded in recent years to also include other subjects, including physics, chemistry, and languages, and other grade levels, including kindergarten-level and middle school-level programs. The Company’s proprietary educational content is designed to cultivate students’ interests and enhance their cognitive and logic abilities. The Company develops its educational content through a systematic development process and updates it regularly based on student performance and feedback. Such process allows the Company to effectively drive better learning outcomes and serve students of different ages, aptitude levels and learning objectives. The Company’s faculty is led by a group of experienced senior educators, including recognized scholars, award-winning teachers. Over the years, the quality of the Company’s education services has been demonstrated by its student outstanding academic performance.

About Non-GAAP Financial Measures

In evaluating the Company’s business, the Company considers and uses certain non-GAAP measures, including primarily adjusted operating income/loss, adjusted net income/loss and adjusted basic and diluted net income/loss per ADS attributable to ordinary shareholders, as supplemental measures to review and assess the Company’s operating performance. Adjusted operating income/loss is defined as operating income/loss excluding share-based compensation expenses. Adjusted net income/loss is defined as net income/loss excluding share-based compensation expenses and fair value change of the Company’s investments. Adjusted basic/ diluted net income/loss per ADS attributable to ordinary shareholders is defined as basic/diluted net income/loss per ADS attributable to ordinary shareholders excluding share-based compensation expenses per ADS attributable to ordinary shareholders and fair value change of investments measured at fair value per ADS attributable to ordinary shareholders. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses, fair value change of investments measured at fair value and impairment loss on intangible assets and goodwill (where applicable) that may not be indicative of the Company’s operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. The Company also believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in the Company’s financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges and fair value change of investments measured at fair value (where applicable) that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. The Company compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.1348 to US$1.00, the rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on May 29, 2020.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract new students and retain existing students, its ability to deliver a satisfactory learning experience and improving their academic performance, PRC regulations and policies relating to the education industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F.

For investor and media inquiries, please contact:

In China:

Four Seasons Education (Cayman) Inc.

Olivia Li

Tel: +86 (21) 6317-6678

E-mail: IR@fsesa.com

The Piacente Group, Inc.

Xi Zhang

Tel: +86 (10) 6508-0677

E-mail: fourseasons@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: fourseasons@tpg-ir.com

FOUR SEASONS EDUCATION (CAYMAN) INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share data and per share data)

	As of
	February 29,	May 31,	May 31,
	2020	2020	2020
	RMB	RMB	USD
Current assets
Cash and cash equivalents	404,652	430,336	60,315
Accounts receivable and contract assets	1,261	348	49
Amounts due from related parties	-	191	27
Other receivables, deposits and other assets	18,484	17,695	2,480
Short-term investments	10,000	10,000	1,402
Long-term investment under fair value - current	181,821	-	-
Total current assets	616,218	458,570	64,273

Non-current assets
Restricted cash	37,703	10,536	1,477
Property and equipment, net	19,749	17,582	2,464
Operating lease right-of-use assets	190,074	189,043	26,496
Intangible assets, net	8,765	8,286	1,161
Goodwill	35,163	36,967	5,181
Deferred tax assets	13,445	15,779	2,212
Equity method investments	1,295	42,952	6,020
Long-term investments under fair value	104,414	280,857	39,364
Rental deposits—non-current	10,790	11,790	1,652
Total non-current assets	421,398	613,792	86,027
TOTAL ASSETS	1,037,616	1,072,362	150,300

Current liabilities
Amounts due to related parties	1,323	1,090	153
Accrued expenses and other current liabilities	75,118	77,937	10,924
Operating lease liabilities – current	51,842	54,819	7,683
Income tax payable	12,789	7,749	1,086
Deferred revenue	71,946	103,648	14,527
Total current liabilities	213,018	245,243	34,373

FOUR SEASONS EDUCATION (CAYMAN) INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share data and per share data)

	As of
	February 29,	May 31,	May 31,
	2020	2020	2020
	RMB	RMB	USD
Non-current liabilities
Deferred tax liabilities	2,136	2,020	283
Operating lease liabilities – non-current	147,510	144,458	20,247
Total non-current liabilities	149,646	146,478	20,530
TOTAL LIABILITIES	362,664	391,721	54,903

EQUITY
Total equity	674,952	680,641	95,397
TOTAL LIABILITIES AND EQUITY	1,037,616	1,072,362	150,300

FOUR SEASONS EDUCATION (CAYMAN) INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share data and per share data)

	Three Months Ended May 31,
	2019	2020	2020
	RMB	RMB	USD
Revenue	85,644	58,678	8,224
Cost of revenue	(46,291)	(36,271)	(5,084)
Gross profit	39,353	22,407	3,140

General and administrative expenses	(33,519)	(27,954)	(3,918)
Sales and marketing expenses	(7,887)	(6,983)	(979)
Operating loss	(2,053)	(12,530)	(1,757)

Subsidy income	7,372	3,507	492
Interest income, net	1,078	986	138
Other income (expenses), net	2,367	(2,757)	(386)
Income (loss) before income taxes and loss from equity method investments	8,764	(10,794)	(1,513)

Income tax (expense) benefit	(4,515)	387	54
Loss from equity method investments	(81)	(1,134)	(159)

Net income (loss)	4,168	(11,541)	(1,618)
Net income (loss) attributable to non-controlling interest	399	(854)	(120)
Net income (loss) attributable to Four Seasons Education (Cayman) Inc.	3,769	(10,687)	(1,498)

Net income (loss) per ordinary share:
Basic	0.16	(0.46)	(0.06)
Diluted	0.15	(0.46)	(0.06)

Weighted average shares used in calculating net income (loss) per ordinary share:
Basic	24,061,293	23,131,195	23,131,195
Diluted	24,831,899	23,131,195	23,131,195

FOUR SEASONS EDUCATION (CAYMAN) INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands, except share data and per share data)

	Three Months Ended May 31,
	2019	2020	2020
	RMB	RMB	USD
Net income (loss)	4,168	(11,541)	(1,618)
Other comprehensive income, net of tax of nil
Foreign currency translation adjustments	16,075	8,725	1,223
Comprehensive income (loss)	20,243	(2,816)	(395)
Less: Comprehensive income (loss) attributable to non-controlling interest	399	(854)	(120)
Comprehensive income (loss) attributable to Four Seasons Education (Cayman) Inc.	19,844	(1,962)	(275)

FOUR SEASONS EDUCATION (CAYMAN) INC.
RECONCILIATION OF GAAP AND NON-GAAP RESULTS
(in thousands, except share data and per share data)

	Three Months Ended May 31,
	2019	2020	2020
	RMB	RMB	USD
Operating loss	(2,053)	(12,530)	(1,757)
Add: share-based compensation expenses	9,815	7,689	1,078
Adjusted operating income (loss) (non-GAAP)	7,762	(4,841)	(679)

Net income (loss)	4,168	(11,541)	(1,618)
Add: share-based compensation expenses (net of tax effect of nil)	9,815	7,689	1,078
Add: fair value change of investments, excluding foreign currency translation adjustment (net of tax effect of nil)	(2,780)	3,234	453
Adjusted net income (loss) (non-GAAP)	11,203	(619)	(87)

Basic net income (loss) per ADS attributable to ordinary shareholders	0.08	(0.23)	(0.03)
Add: share-based compensation expenses per ADS attributable to ordinary shareholders	0.20	0.17	0.02
Add: fair value change of investments per ADS attributable to ordinary shareholders	(0.06)	0.07	0.01
Adjusted basic net income per ADS attributable to ordinary shareholders (non-GAAP)	0.22	0.01	0.00
Diluted net income (loss) per ADS attributable to ordinary shareholders	0.08	(0.23)	(0.03)
Add: share-based compensation expenses per ADS attributable to ordinary shareholders	0.20	0.17	0.02
Add: fair value change of investments per ADS attributable to ordinary shareholders	(0.06)	0.07	0.01
Adjusted diluted net income per ADS attributable to ordinary shareholders (non-GAAP)	0.22	0.01	0.00
Weighted average ADSs used in calculating earnings per ADS
Basic	48,122,586	46,262,390	46,262,390
Diluted	49,663,797	46,262,390	46,262,390